Bionomics Limited

03007077

SEC MAIL PROCESSING
RECEIVED
FEB 24 2003
WASH. D.C. 207 SECTION

7 February 2003

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

SUPPL

per [signature]
Jill Mashado
Company Secretary

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

82-3468

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
7 February 2003

BIONOMICS AND JJR COLLABORATION CONCLUDED

The collaborative research program conducted by Bionomics Limited (ASX:BNO, US OTC:BMICY) and Johnson and Johnson Research Pty Ltd (JJR) to validate Bionomics' angiogenesis drug targets since January 2002 has now been concluded.

"We are pleased with the scientific results of the collaboration with JJR, in that the research added substantial value to three of our proprietary angiogenesis targets," said Deborah Rathjen, Bionomics' CEO and Managing Director. "Bionomics has identified over 114 novel angiogenesis genes and is continuing to identify additional angiogenesis genes within its ongoing research activities".

The research collaboration has concluded without an ongoing commercial arrangement with JJR and Bionomics is now free to pursue worldwide commercialisation of the three targets, which were the subject of the collaboration.

"The recent progress in our Angene™ platform has continued to attract worldwide interest, in particular the development of our NeoVascMouse™, which overcomes significant bottlenecks in the discovery and development of drugs to treat cancer and cardiovascular disease," Dr Rathjen said.

Bionomics and JJR anticipate publishing the results of the collaborative program in an appropriate peer-reviewed scientific journal in the coming months.

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The company has an American Depository Receipts (ADRs) program on the US NASDAQ exchange via the Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in breast cancer, epilepsy and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development.

82- 34682

For more information about Bionomics, visit www.bionomics.com.au

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FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

Or visit the Bionomics website on www.bionomics.com.au